Exhibit 99.1

AuRico Reports the Addition of Over 1 Million Ounces of Proven and Probable Reserves at
Young-Davidson and the Discovery of Over 1.4 Million Ounces of Measured and Indicated
Resources Across its Operating Mines.
Proven and Probable Reserves Increase to 8.6 Million Gold Eq. Ounces Company-wide

Toronto: March 5, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “AuRico Gold” or the “Company”) today reported its updated Reserves and Resources, as at December 31st, 2011, which includes a 217% increase to Proven and Probable reserves, and a 758% increase in Measured and Indicated resources. The significant growth in resource inventory has been driven both by the strategic acquisitions of Capital Gold Corporation (April 2011) and Northgate Minerals Corporation (October 2011) as well as additions and discoveries of new mineralization at AuRico’s North American properties.

Consolidated Highlights

  Proven and Probable reserves of 8.63 million gold equivalent ounces(1), an increase of 5.9 million gold equivalent ounces after depletion, or an increase of 217% over 2010. Average reserve grades in the North American Division increased by 7%. Key new additions at the mine sites include:

  The addition of 1.55 million gold equivalent ounces prior to depletion of 549 thousand gold equivalent ounces, including:

  The addition of 1.01 million ounces to Proven and Probable reserves at Young- Davidson, and

  The addition of 456 thousand gold equivalent ounces at Ocampo prior to mining depletion of 177 thousand gold equivalent ounces

  Measured and Indicated resources of 6.36 million gold equivalent ounces, an increase of 5.4 million gold equivalent ounces, or an increase of 758% over 2010. Average grades in the North American Division increased by 15%. Key new additions at the mine sites include:

  The addition of 1.13 million gold equivalent ounces company-wide, including

  407 thousand gold ounces at Young-Davidson,

  264 thousand gold equivalent ounces at Guadalupe y Calvo,

  259 thousand gold ounces at Fosterville,

  120 thousand gold equivalent ounces at Ocampo,

  81 thousand gold equivalent ounces at El Cubo

  Inferred Resources of 5.1 million gold equivalent ounces, an addition of 417 thousand gold equivalent ounces, or an increase of 9% over 2010

  Drilling discovery cost for all reserve and resource categories at the four key North American operations was less than $8 per gold equivalent ounce

“Through acquisitions and a focused exploration program in 2011, we have grown our reserves by 5.9 million gold equivalent ounces, or a 217% increase company-wide. Our cornerstone assets, the Young-Davidson and Ocampo mines, contributed the majority of the 2011 reserve increase, with Young-Davidson reporting an addition of over one million gold ounces and Ocampo also discovering over 450 thousand gold equivalent ounces, many of which are high margin, mill-feed ore.” stated René Marion, President and Chief

Executive Officer. He added, “The updated reserve and resource profile we are reporting today is indicative of the value we have been able to realize through our key acquisitions in 2011 in addition to the ongoing exploration efforts at our mines. In the past twelve months, we have increased our reserve ounces per 1,000 shares from 19.6 to 30.6. Our core asset base in North America has transformed the company into a premier intermediate gold producer with one of the most attractive production growth profiles in the industry. With imminent production from Young-Davidson, we fully expect 2012 to be another transformational year.”

AuRico North America Highlights

At year-end 2011, AuRico North America reported:

  Proven and Probable mineral reserves at Young-Davidson of 3.8 million gold ounces, an addition of 1.01 million gold ounces, or a 36% increase, over 2010

  Proven and Probable mineral reserves at Ocampo of 2.4 million gold equivalent ounces, an addition of 456 thousand gold equivalent ounces, or a 22% increase, over 2010, before depletion of 177 thousand gold equivalent ounces. The additions to reserves include:

  168 thousand gold equivalent ounces at the Ocampo underground, or an increase of 21% before depletion

  288 thousand gold equivalent ounces at the Ocampo open pit operations, or an increase of 22% before depletion

  Proven and Probable mineral reserves at El Chanate of 1.3 million gold ounces, a decrease of 219 thousand gold ounces, or a 15% decrease, over October 1st, 2009 (the effective date of the last published reserve update), including mining depletion of 275 thousand gold ounces since October 2009.

  Proven and Probable mineral reserves at El Cubo of 657 thousand gold equivalent ounces, an addition of 58 thousand gold equivalent ounces, or a 9% increase, over 2010, before depletion of 19 thousand gold equivalent ounces.

AuRico Gold North America
Proven and Probable Mineral Reserves by Mine (in thousands of gold equivalent ounces)
December 31	2011	2010	Change (%)
Young-Davidson	3,831	2,819	36%
Ocampo	2,384	2,106	13%
El Chanate	1,284	1,371	(6%)
El Cubo	657	620	6%
Total	8,157	6,916	18%

The assumptions incorporated in the 2011 Reserve calculation, as compared with those in 2010, are as follows:

Reserve Assumptions	2011	2010
Gold (US$/oz)	$1,250	$1,025
Silver (US$/oz)	$23.00	$16.60
Gold Equivalency Ratio	54.35	61.75

Through acquisitions and additions AuRico North America has increased Proven and Probable reserves by 5.43 million gold equivalent ounces, after mining depletion, as reflected in the chart below.

Young-Davidson

Given the significant increase in gold price since the Young-Davidson Feasibility Study was completed, a re-engineering of the underground mining methods was completed over the last quarter. The Feasibility Study envisaged the use of unconsolidated rock fill and bulk mining methods such as sub-level caving and long-hole shrinkage. The mine has now been re-engineered to utilize paste backfill and longhole stoping, which allows for a significantly higher mining recovery of the in-situ resource. As a result, it is expected that mining recovery will increase from approximately 72% to approximately 92% and, it is expected that dilution will decrease from approximately 15% to below 10%. This, combined with the conversion of the YD West resource into reserves and infill drilling within the Upper Boundary Zone, has resulted in approximately one million Proven and Probable ounces being added to reserves. Drilling in 2012 will focus on extending the YD West Zone and testing additional targets on the east and west flanks of the main Young-Davidson orebodies.

Ocampo

The 2011 underground drilling program at Ocampo was successful in identifying six new underground veins as well as increasing Proven and Probable reserves in 16 of the existing 28 veins. The underground mining cutoff grades have been reduced from 1.80 to 1.50 gold equivalent grams per tonne due to the increased gold price assumptions. The resulting average grade of the underground reserve has dropped by only 9% as significant high grade discoveries mitigated the impact of lower cut-off grades. Reserve increases at the Ocampo open pit operations were as a result of the delineation of a new open pit that will mine the Belen upper vein and the continuation of the PGR pit to the west on the Estrella structure. Drilling in 2012 will continue to focus on extensions to the existing underground vein system, and follow-up drilling on surface showings of potential new veins and on the Estrella structure.

El Chanate

Proven and Probable reserves at El Chanate were depleted by 219 thousand ounces, or 27 months of production, since the last reported reserve by Capital Gold Corporation (October 1st, 2009). Since AuRico acquired the property in April 2011, mining depletion has totaled 113 thousand ounces. The 2011 drilling program successfully identified mineralization below and to the south of the existing reserve pit and in 2012 drilling will focus on infilling these areas in anticipation of expanding the reserve pit towards these areas.

El Cubo

A re-evaluation of dilution assumptions against historical production resulted in increasing cut-and-fill dilution assumptions by 25%, with a resulting corresponding decrease in average grade. Dilution assumptions will be re-visited once the mine has sufficient operating experience with the new long-hole mining method. As a result of the surface drilling program, the Dolores/Capulin structures have grown significantly. 47 thousand gold equivalent ounces were added to underground reserves, and additionally 81 thousand gold equivalent ounces were added to Indicated resources and 381 thousand ounces were added to Inferred resources at the Dolores deposit. The Dolores production ramp has currently advanced to the top of the underground ore horizon. Surface drilling in 2012 will focus on converting additional Inferred material to Measured and Indicated resources, while underground drilling will focus on down dip extensions of existing veins.

AuRico Australia

Fosterville

  Proven and Probable mineral reserves of 364 thousand gold ounces, an increase of 12 thousand gold ounces, or 3% greater than 2010, before depletion of 123 thousand gold ounces.

  Measured and Indicated resources of 924 thousand gold ounces, an increase of 259 thousand gold ounces, or 39% greater than 2010.

  Inferred resources of 477 thousand gold ounces, a decrease of 120 thousand gold ounces, or 20% less than 2010.

Stawell

  Proven and Probable mineral reserves of 107 thousand gold ounces, a decrease of 41 thousand gold ounces, or 18% less than 2010, before depletion of 85 thousand gold ounces.

  Measured and Indicated resources of 292 thousand gold ounces, an increase of 16 thousand gold ounces, or 6% greater than 2010.

  Inferred resources of 145 thousand gold ounces, an increase of 34 thousand gold ounces, or 31% greater than 2010.

Guadalupe y Calvo Preliminary Economic Assessment

Micon International has completed the Preliminary Economic Assessment (PEA) of AuRico’s 100%-owned Guadalupe y Calvo (GyC) project located in Chihuahua, Mexico. The updated resource (calculated using assumed gold and silver prices of $1,023 per ounce and $16.61 per ounce respectively) stands at 264 thousand gold equivalent ounces in the Measured and Indicated categories and another 146 thousand gold equivalent ounces in the Inferred category. The PEA envisions a 9 year mine life of combined open pit and underground operations with higher grade ore feeding a mill and lower grade ore being stacked on a heap leach facility.

The results of the PEA have confirmed that GyC has the potential to produce a meaningful amount of gold and silver averaging 36,000 gold equivalent ounces per year for the first 8 years at a competitive cash cost of $467 per gold equivalent ounce. Upfront capital requirements are estimated at $86 million. The PEA economics highlight GyC’s excellent leverage to gold and silver prices with the pre-tax 5% NPV of $126 million at AuRico’s resource metal price assumptions of $1,450/oz Au and $26/oz Ag increasing to $211 million at spot prices.

GyC PEA Results - 4 Case Comparison

	Case 1	Case 2	Case 3	Case 4
	GyC PEA Resource Price Assumptions	AuRico Reserve Price Assumptions	AuRico Resource Price Assumptions	Spot Price Assumptions
Gold Price ($/oz)	$1,023	$1,250	$1,450	$1,770
Silver Price ($/oz)	$16.61	$23.00	$26.35	$35.00
Au/Ag Ratio	61.6	54.3	55.0	50.6

LOM Production (Koz)
Gold	156.7
Silver	8,490.4
Gold Equivalent	294.5	306.1	311.0	331.5

Mine Life (years)	10

Average Annual Production (Koz)[1]
Gold	17.6
Silver	968.1
Gold Equivalent	34.4	35.8	36.4	38.9

Costs (US$ million)
Up-Front Capex	$85.9
Sustaining Capital	$22.4
LOM Cash Costs (US$/Gold-Equivalent oz)	$493	$474	$467	$438

Returns
Pre-Tax Net Free Cash Flow (US$ M)	$40.4	$120.6	$188.0	$298.9
Pre-Tax 5% NPV (US$ M)	$13.2	$74.7	$126.3	$211.4
Pre-Tax IRR	8.4%	22.2%	32.4%	47.7%

Post-Tax Net Free Cash Flow (US$ M)	$34.4	$93.5	$142.1	$222.5
Post-Tax 5% NPV (US$ M)	$9.3	$55.8	$93.4	$155.4
Post-Tax IRR	7.5%	19.3%	27.9%	40.9%

_____________________________
1 First 8 years

Chris Bostwick, Senior Vice President Technical Services, AuRico Gold Inc., a Qualified Person under NI 43-101, has reviewed the technical information in this press release.

(1)

Gold equivalent calculations for reserves metal prices of $1,250/oz for gold and $23.00/oz for silver, for a gold to silver ratio of 54.35:1. Gold equivalent calculations for resources use metal prices of $1,450/oz for gold and $26.35/oz for silver for a gold to silver ratio of 55.03:1.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is expected by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

Cautionary Statement

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Northgate, the ability of Young-Davidson to commence production by the end of Q1 2012 and to achieve over 200,000 ounces of annual production by 2015 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the ability to improve infrastructure and productivity at El Cubo, Stawell and Fosterville, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 and 2012 results, operating performance projections for 2011 and 2012, the Company’s ability to fully fund its business model internally, 2011 and 2012 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011 and 2012. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

####

	Proven Reserves							Probable Reserves
	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold
	(000's)	(g/t)	(g/t)	Equiv	Ounces	Ounces	Equiv.	(000's)	(g/t)	(g/t)	Equiv.	Ounces	Ounces	Equiv.
				(g/t)	(000's)	(000's)	(000's)				(g/t)	(000's)	(000's)	(000's)
Ocampo - Open Pit	23,647	0.45	18	0.78	339	13,613	590	45,242	0.37	15	0.64	543	21,410	937
Ocampo - Underground	3,473	2.78	128	5.15	311	14,347	575	2,425	1.91	93	3.63	149	7,268	283
Total Ocampo	27,120	0.75	32	1.34	650	27,960	1,164	47,666	0.45	19	0.80	692	28,678	1,220
Total El Cubo	2,238	1.84	114	3.89	132	8,199	280	3,152	1.88	102	3.72	190	10,313	377
Total - El Chanate	41,783	0.63	-	-	851	-	851	19,745	0.68	-	-	433	-	433
Young-Davidson - Surface	4,173	1.40	-	-	188	-	186	3,394	1.27	-	-	139	-	139
Young-Davidson - Underground	5,799	3.05	-	-	568	-	568	33,259	2.75	-	-	2,936	-	2,936
Total Young-Davidson	9,972	2.36	-	-	756	0	754	36,653	2.61	-	-	3,075	-	3,075
AuRico - North America	81,113	0.92	14	1.17	2,389	36,159	3,050	107,217	1.27	11	1.48	4,391	38,991	5,105
Fosterville	560	7.02	-	-	126	-	126	1,851	4.00	-	-	238	-	238
Stawell - Surface	-	-	-	-	-	-	-	120	0.80	-	-	3	-	3
Stawell - Underground	95	3.75	-	-	11	-	11	756	3.81	-	-	93	-	93
Total - Stawell	95	3.60	-	-	11	-	11	876	3.41	-	-	96	-	96
AuRico - Australia	655	6.52	-	6.52	137	-	137	2,727	3.81	-	3.81	334	-	334
AuRico - Total	81,769	0.96	14	1.21	2,527	36,159	3,187	109,944	1.34	11	1.54	4,725	38,991	5,439

	Total Proven and Probable Reserves
	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold
	(000's)	(g/t)	(g/t)	Equiv.	Ounce	Ounce	Equiv. Oz
				(g/t)	(000's)	(000's)	(000's)
Ocampo - Open Pit	68,889	0.40	16	0.69	882	35,023	1,527
Ocampo - Underground	5,897	2.42	114	4.52	460	21,615	857
Total Ocampo	74,786	0.56	24	0.99	1,342	56,638	2,384
Total El Cubo	5,390	1.86	107	3.79	322	18,512	657
Total - El Chanate	61,528	0.65	-	-	1,285	-	1,285
Young-Davidson - Surface	7,567	1.34	-	-	327	-	327
Young-Davidson - Underground	39,058	2.79	-	-	3,504	-	3,504
Total Young-Davidson	46,625	2.56	-	-	3,831	-	3,831
AuRico - North America	188,330	1.12	12	1.35	6,780	75,150	8,157
Fosterville	2,411	4.70	-	-	364	-	364
Stawell - Surface	120	0.80	-	-	3	-	3
Stawell - Underground	851	3.80	-	-	104	-	104
Total - Stawell	971	3.43	-	-	107	-	107
AuRico - Australia	3,382	4.33	-	4.33	471	-	471
AuRico - Total	191,712	1.18	12	1.40	7,251	75,150	8,628

	Measured Resources							Indicated Resources
	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold
	(000's)	(g/t)	(g/t)	Equivalent	Ounces	Ounces	Equiv. Oz	(000's)	(g/t)	(g/t)	Equivalent	Ounces	Ounces	Equiv. Oz
				(g/t)	(000's)	(000's)	(000's)				(g/t)	(000's)	(000's)	(000's)
Ocampo - Open Pit	9,552	0.33	20	0.69	101	6,121	212	20,555	0.20	8	0.35	130	5,430	229
Ocampo - Underground	607	1.37	64	2.53	27	1,255	49	495	1.07	50	1.98	17	801	32
Total Ocampo	10,158	0.39	23	0.80	128	7,376	262	21,050	0.22	9	0.39	147	6,231	261
Total El Cubo	337	1.10	65	2.27	12	701	25	3,874	2.07	61	3.17	257	7,600	395
El Chanate	1,162	0.38	-	-	14	-	14	1,652	0.44	-	-	23	-	23
Young-Davidson - Surface	739	2.02	-	-	48	-	48	3,499	1.26	-	-	142	-	142
Young-Davidson - Underground	1,527	3.01	-	-	148	-	148	8,864	2.17	-	-	619	-	619
Total Young-Davidson	2,266	2.69	-	-	196	-	196	12,363	1.91	-	-	761	-	761
Orion	-	-	-	-	-	-	0	1,107	3.36	309	9.27	130	11,006	330
Kemess Underground	-	-	-	-	-	-	0	136,500	0.56	-	-	2,610	-	2,610
Guadalupe y Calvo	-	-	-	-	-	-	0	2,523	1.55	93	3.25	126	7,585	264
AuRico - North America	13,924	0.78	18	1.11	349	8,076	496	179,069	0.70	6	0.81	4,055	32,421	4,644
Fosterville - Surface	2,294	2.19	-	-	162	-	162	6,468	1.41	-	-	293	-	293
Fosterville - Underground	41	6.12	-	-	8	-	8	2,728	5.26	-	-	461	-	461
Fosterville - Total	2,335	2.26	-	-	170	-	170	9,195	2.55	-	-	754	-	754
Stawell - Surface	-	-	-	-	-	-	0	3,134	2.16	-	-	218	-	218
Stawell - Underground	-	-	-	-	-	-	0	598	3.86	-	-	74	-	74
Total - Stawell	-	-	-	-	-	-	0	3,732	2.43	-	-	292	-	292
AuRico - Australia	2,335	2.26	-	2.26	170	-	170	12,927	2.52	-	2.52	1,046	-	1,046
AuRico - Total	16,259	0.99	15	1.27	519	8,076	666	191,996	0.83	5	0.92	5,101	32,421	5,690

	Total Measured and Indicated Resources
	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold
	(000's)	(g/t)	(g/t)	Equivalent	Ounces	Ounces	Equiv. Oz
				(g/t)	(000's)	(000's)	(000's)
Ocampo - Open Pit	30,106	0.24	12	0.46	231	11,551	441
Ocampo - Underground	1,102	1.23	58	2.29	44	2,056	81
Total Ocampo	31,208	0.27	14	0.52	275	13,607	522
Total El Cubo	4,211	1.99	61	3.10	269	8,300	420
El Chanate	2,814	0.42	-	-	38	-	38
Young-Davidson - Surface	4,238	1.39	-	-	190	-	190
Young-Davidson - Underground	10,391	2.30	-	-	767	-	767
Total Young-Davidson	14,629	2.03	-	-	956	-	956
Orion	1,107	3.36	309	9.27	130	11,006	330
Kemess Underground	136,500	0.56	-	-	2,610	-	2,610
Guadalupe y Calvo	2,523	1.55	93	3.25	126	7,585	264
AuRico - North America	192,993	0.71	7	0.83	4,405	40,498	5,140
Fosterville - Surface	8,761	1.41	-	-	454	-	454
Fosterville - Underground	2,769	5.26	-	-	469	-	469
Fosterville - Total	11,530	2.49	-	-	924	-	924
Stawell - Surface	3,134	2.16	-	-	218	-	218
Stawell - Underground	598	3.86	-	-	74	-	74
Total - Stawell	3,732	2.43	-	-	292	-	292
AuRico - Australia	15,262	2.48	-	2.48	1,216	-	1,216
AuRico - Total	208,255	0.84	6	0.95	5,620	40,498	6,356

	Copper Resources
	Tonnes	Copper	Copper
	(000’s)	(%)	Pounds
Kemess Underground			(000's)

Indicated	136,500	0.29	861,000

Inferred	6,000	0.22	30,000

	Inferred Resources
	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold
	(000's)	(g/t)	(g/t)	Equivalent	Ounces	Ounces	Equiv. Oz
				(g/t)	(000's)	(000's)	(000's)
Ocampo - Surface	27,068	0.40	20	0.77	347	17,822	671
Ocampo - Underground	4,041	3.75	232	7.97	488	30,116	1,035
Total Ocampo	31,109	0.83	48	1.71	835	47,938	1,706
Total El Cubo	7,198	2.37	115	4.46	548	26,682	1,031
El Chanate	549	0.46	-	-	8	-	8
Young-Davidson - Surface	3,515	1.26	-	-	142	-	142
Young-Davidson - Underground	14,784	2.71	-	-	1,289	-	1,289
Total Young-Davidson	18,299	2.43	-	-	1,431	-	1,431
Orion	181	3.33	95	4.98	19	550	29
Kemess Underground	6,000	0.42	-	-	90	-	90
Guadalupe y Calvo	1,832	1.13	74	2.48	67	4,357	146
AuRico - North America	65,168	1.43	38	2.12	2,998	79,528	4,441
Fosterville - Surface	2,554	1.51	-	-	124	-	124
Fosterville - Underground	2,490	4.41	-	-	353	-	353
Fosterville - Total	5,045	2.94	-	-	477	-	477
Stawell – Surface	39	1.57	-	-	2	-	2
Stawell - Underground	916	4.85	-	-	143	-	143
Total – Stawell	955	4.72	-	-	145	-	145
AuRico - Australia	6,000	3.22	-	3.22	622	-	622
AuRico – Total	71,168	1.58	35	2.21	3,620	79,528	5,063

Notes to Reserves and Resources:

  Mineral Reserves and Resources have been stated as at December 31, 2011.
  AuRico acquired Capital Gold Corporation, including the El Chanate and Orion properties, in April 2011. AuRico acquired Northgate Minerals Corporation, including the Young-Davidson, Fosterville, Stawell and Kemess properties, in October 2011.
  Gold equivalent calculations for Ocampo and El Cubo use the reserve metal prices of $1,250/oz for gold and $23.00/oz for silver, for a gold to silver ratio of 54.35:1. Individual process recoveries are not factored into the gold to silver ratio calculation.
  Gold equivalent calculations for Ocampo, El Cubo, Orion and Guadalupe y Calvo, use the resource metal prices of $1,450/oz for gold and $26.35/oz for silver for a gold to silver ratio of 55.03:1. Individual process recoveries are not factored into the gold to silver ratio calculation.
  Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when calculated using Mineral Reserve assumptions.
  Reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of AuRico Gold’s Mineral Resources constitute or will be converted into Reserves.
  The following metal prices were used for the calculation of Reserves and Resources:
	Reserves		Resources
	Au $/oz	Ag $/oz	Au $/oz	Ag $/oz	Cu $/lb
Ocampo	$1250 USD	$23.00 USD	$1450 USD	$26.35 USD	-
El Cubo	$1250 USD	$23.00 USD	$1450 USD	$26.35 USD	-
El Chanate	$1250 USD	-	$1450 USD	-	-
Young-Davidson	$1250 USD	-	$1450 USD	-	-
Fosterville	$1300 AUD	-	$1450 AUD	-	-
Stawell	$1300 AUD	-	$1450 AUD	-	-
GyC	-	-	$1023 USD	$16.61 USD	-
Orion	-	-	$850 USD	$13.00 USD	-
Kemess Underground	-	-	$1100 USD	$20.00 USD	$2.80 USD

  Reserves and Resources were prepared under the supervision of the following Qualified Persons:
	Resources	Reserves
Ocampo	Ramon Luna, P.Geo, Director, Servicios y Proyectos Mineros De Mexico S.A. de C.V	Ramon Luna, P.Geo, Director, Servicios y Proyectos Mineros De Mexico S.A. de C.V
El Cubo - Excluding Dolores	Glenn R. Clark, P.Eng, Principal, Glenn R. Clark & Associates	Glenn R. Clark, P.Eng, Principal, Glenn R. Clark & Associates
El Cubo - Dolores	Jeff Volk, CPG, FAusIMM, Principal Resource Geologist, SRK Consulting (US) Inc	Paul Arscott, P.Geo, Technical Service Manager, Minera El Cubo
El Chanate	Jeff Volk, CPG, FAusIMM, Principal Resource Geologist, SRK Consulting (US) Inc	Joanna Peck, MMSA, Senior Consultant (Mining), SRK Consulting (US) Inc
Young Davidson	Carl Edmunds, P.Geo, Exploration Manager, AuRico Gold Inc.	Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc.
Fosterville	Simon Hitchman, AIG, Troy Fuller AIG, both of Fosterville Gold Mine Pty Ltd.	Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc.
Stawell	Mark Haydon, AIG, Geology Manager, Stawell Gold Mines	Austin Hemphill, MAusIMM (CP), Chief Engineer, AuRico Gold Inc.
GyC	Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc.
Orion	Jeffrey Volk, CPG, FAusIMM, Peter Clarke, P.Eng., Paul Riley, C.Eng, FIMMM, G. Dante Ramírez- Rodríguez, MMSA, all of SRK Consulting (US) Inc.
Kemess Underground	Carl Edmunds P.Geo., Exploration Manager, AuRico Gold Inc., Michael Thomas, MAusIMM (CP), Principal Mining Consultant, AMC Consultants Pty Ltd, Ken Major, P.Eng, KWM Consulting Inc.